

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

Alan Casnoff
Chief Executive Officer
DVL, Inc.
70 East 55th Street
New York, New York 10022

      Re: DVL, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              File No. 001-08356

Dear Mr. Casnoff:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Cicely LaMothe
              Accounting Branch Chief